COMBINATION AGREEMENT

BETWEEN

ALTIMA RESOURCES LTD.,

AND

UNBRIDLED ENERGY CORPORATION

AS OF
November 19, 2009

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

1

1.1

Definitions

1

1.2

Interpretation Not Affected by Headings, etc

7

1.3

Rules of Construction

7

1.4

Date For Any Action

7

1.5

Schedules

8

ARTICLE 2

THE ARRANGEMENT

8

2.1

Implementation Steps by UNE

8

2.2

Implementation Steps by Altima

9

2.3

Interim Order

9

2.4

Plan of Arrangement

10

2.5

UNE Circular

10

2.6

Securities Compliance

10

2.7

Preparation of Filings

11

2.8

Solicitation of Proxies

12

2.9

U.S. Tax Treatment

13

2.10

Change of Control and Severance Obligations

13

2.11

Indemnification and Insurance

13

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF UNE

14

3.1

Organization and Standing

14

3.2

Authority and No Conflicts

14

3.3

Capitalization; Trading in Securities

15

3.4

Reports; Financial Statements

16

3.5

Tax Matters

17

3.6

Absence of Certain Changes or Events

17

3.7

Property and Assets

18

3.8

Environmental

18

3.9

Litigation

18

3.10

Brokerage and Finder’s Fees

18

3.11

Opinion of Financial Advisors

19

3.12

U.S. Securities Law Matters

19

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ALTIMA

19

4.1

Organization and Standing

19

4.2

Authority and No Conflicts

20

4.3

Capitalization; Trading in Securities

21

4.4

Reports; Financial Statements

21

4.5

Tax Matters

22

4.6

Absence of Certain Changes or Events

22

4.7

Property and Assets

23

4.8

Environmental

23

4.9

Litigation

23

4.10

Brokerage and Finder’s Fees

23

TABLE OF CONTENTS

(continued)

4.11

U.S. Securities Law Matters

23

ARTICLE 5

COVENANTS AND AGREEMENTS

24

5.1

Covenants of UNE

24

5.2

Covenants of Altima

29

5.3

Access to Information

33

5.4

Indemnification

34

5.5

Covenants Regarding Non-Solicitation

34

5.6

Right to Accept a Superior Proposal

34

5.7

Board of Directors of Altima

35

5.8

Change of Name of Altima

35

5.9

Equity Financing

35

5.10

Proxies Received and Dissent Notices

35

5.11

Closing Matters

36

5.12

Privacy Matters

36

ARTICLE 6

CONDITIONS

36

6.1

Mutual Conditions Precedent

36

6.2

Additional Conditions Precedent to the Obligations of Altima

38

6.3

Additional Conditions Precedent to the Obligations of UNE

38

6.4

Satisfaction of Conditions Precedent

39

ARTICLE 7

AMENDMENT AND TERMINATION

39

7.1

Amendment

39

7.2

Termination

39

7.3

Effect of Termination

41

7.4

Termination Fee

41

7.5

Effect of Termination Fee Payment

41

ARTICLE 8

GENERAL

41

8.1

Investigation

41

8.2

Notices

41

8.3

Assignment

42

8.4

Binding Effect

42

8.5

Third-Party Beneficiaries

43

8.6

Waiver and Modification

43

8.7

No Personal Liability

43

8.8

Further Assurances

43

8.9

Expenses

43

8.10

Public Announcements

43

8.11

Governing Laws; Consent to Jurisdiction

44

8.12

Remedies

44

8.13

Time of Essence

44

8.14

Entire Agreement

44

8.15

Severability

44

8.16

Counterparts

45

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT dated as of November 19, 2009, is entered into by and between Altima Resources Ltd. ("Altima") and Unbridled Energy Corporation ("UNE"), each of whom is a corporation existing under the laws of the Province of British Columbia.

R E C I T A L S

A.

The board of directors of UNE has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interests of UNE, and that the consideration to be paid from a financial point of view is fair to UNE Securityholders, and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement and other transactions contemplated hereby to the UNE Shareholders.

B.

The board of directors of Altima has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interest of Altima, and that the consideration to be paid from a financial point of view is fair to Altima Securityholders and has approved the transactions contemplated by this Agreement.

C.

In furtherance of such business combination, the board of directors of UNE has agreed to submit the Plan of Arrangement and other transactions contemplated hereby to the UNE Shareholders and the Supreme Court of British Columbia for approval.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"1940 Act" means the United States Investment Company Act of 1940, as amended;

"Acquisition Proposal," when used in connection with Altima or UNE, means any of the following (other than the transactions contemplated by this Agreement or the Arrangement):  (a) any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its or any of its Subsidiaries’ assets; (b) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities; or (c) any type of similar transaction which would or could, in any case, constitute a de facto change of control of Altima or UNE, as the case may be;

"affiliate" has the meaning ascribed thereto in the BCBCA, unless otherwise expressly stated herein;

"Agreement" means this Agreement, including the Schedules hereto;

"Altima" has the meaning ascribed thereto in the Recitals;

"Altima Options" means the outstanding options to purchase Altima Shares granted under the Altima Stock Option Plan;

"Altima Shares" means common shares in the capital of Altima;

"Altima SRA Reports" has the meaning ascribed thereto in Section ;

"applicable privacy laws" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law (including the Personal Information Protection Act (British Columbia));

"Appropriate Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations, as set out in Schedule A annexed hereto;

"Arrangement" means the arrangement under Section 288(1)(e) of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

"Arrangement Resolution" means the special resolution of the UNE Shareholders approving the Plan of Arrangement to be considered at the UNE Meeting, substantially in the form and content of Schedule B annexed hereto;

"BCBCA" means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, including the regulations promulgated thereunder;

"BCSA" means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"Business Day" means any day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada;

"Canadian Development Expense(s)" or "CDE" means Canadian development expense described in paragraph (a) or (b) of the definition of "Canadian development expense" in subsection 66.2(5) of the ITA or that would be described in paragraph (f) of that definition if the words "paragraphs (a) to (e)" in that paragraph were read as "paragraphs (a) and (b)", excluding amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the ITA and the amount of any assistance described in paragraphs 66(12.62)(a) and 66(12.601)(c) of the ITA;

"Canadian Exploration Expense(s)" or "CEE" means Canadian exploration expense incurred on or before December 31, 2008 described in paragraphs (a), (b), (d) or (h) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the ITA and otherwise means expenses described in paragraphs (a) or (d) of such definition or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were a reference to "paragraphs (a) and (d)", excluding amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the ITA, the amount of any assistance described in paragraph 66(12.6)(a) of the ITA and any expense described in paragraph 66(12.6)(b.1) of the ITA;

"Change of Name" means the proposed change of name of Altima described in Section 5.8;

"Circular" means the management information circular and proxy statement, together with all appendices hereto and including the summary hereof, distributed by UNE in connection with the UNE Meeting;

"Confidentiality Agreement" means the confidentiality agreement dated August 11, 2009 between Altima and UNE;

"constating documents" means, with respect to any person, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person;

"Contaminant" means any pollutants, explosives, dangerous goods and substances, underground or above ground storage tanks, deleterious substances, special waste, liquid waste, industrial waste, hauled liquid waste or waste of any other kind, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other substance the storage, manufacture, disposal, handling, treatment, generation, use, transport or release into the environment of which is prohibited, controlled or regulated under any Environmental Law;

"Court" means the Supreme Court of British Columbia;

"date of this Agreement" means November 19, 2009;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 4.01 of the Plan of Arrangement;

"Dissenting Shares" has the meaning ascribed thereto in the Plan of Arrangement;

"Effective Date" has the meaning ascribed thereto in the Plan of Arrangement;

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

"Environmental Activity" means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or groundwater;

"Environmental Law" means any and all Laws in effect on the date of this Agreement relating to pollution or the environment or any Environmental Activity;

"Equity Financing" means the private placement announced October 15, 2009 by Altima of up to 10,000,000 flow-through units and up to 10,000,000 non flow-through units;

"Facility" means the line of credit facility of UNE under the line of credit facility agreement dated November 16, 2007 (as amended October 26, 2009) among UNE as borrower, and Huntington as lender;

"Fairness Advisor" means Stephen Semeniuk, CFA, the fairness advisor to UNE and Altima in respect of the Arrangement;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Flow-Through Share" means a "flow-through share" as defined in subsection 66(15) of the ITA;

"Government Entity" means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSXV; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"holders" means a registered holder of Altima Shares or any person who surrenders to the Depositary certificates representing such Altima Shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

"Huntington" means The Huntington National Bank, a subsidiary of Huntington Bancshares Incorporated of Columbus, Ohio, USA;

"Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section  providing for, among other things, the calling and holding of the UNE Meeting;

"ITA" means the Income Tax Act (Canada);

"knowledge" means, with respect to either Altima or UNE, the knowledge of any officer of such party after reasonable inquiry; provided that reasonable inquiry shall not require the inquiry of any third party (other than the respective representatives, directors, officers, employees, agents and advisors of such party and its Subsidiaries);

"Laws" means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any Government Entity, and the term "applicable" with respect to such Law and in the context that refers to one or more persons, means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Government Entity having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Lien" means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property;

"Mailing Date" means the date by which the Circular must be mailed in order to hold the UNE Meeting in accordance with the constating documents of UNE and applicable Laws;

"Material Adverse Effect," when used in connection with Altima or UNE, means any change, effect, circumstance, event or occurrence with respect to its business, operations, results of operations, prospects, assets, liabilities or financial condition or those of its Subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of Altima or UNE, as the case may be, and its Subsidiaries taken as a whole provided, however, that a Material Adverse Effect shall not include with respect to any party, any such change, effect, circumstance, event or occurrence (a) relating to the global economy or securities markets in general; (b) affecting the worldwide oil and natural gas exploration and production industry in general and which does not have a materially disproportionate effect on Altima or UNE, as applicable, and its Subsidiaries taken as a whole; (c) resulting from changes in the price of oil or natural gas; (d) relating to the rate at which Canadian dollars can be exchanged for United States dollars; or (e) which is a change in the trading price of the publicly traded securities of Altima or UNE, as applicable, immediately following and reasonably attributable to the public announcement of this Agreement and the matters contemplated hereby;

"Meeting Date" means the date on which the UNE Meeting is held;

"Misrepresentation" has the meaning given to such term in the BCSA;

"Non-Terminating Party" has the meaning ascribed thereto in Section ;

"person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Entity, syndicate or other entity, whether or not having legal status;

"Personal Information" means information about an individual transferred to Altima by UNE, or to UNE by Altima, as a condition of the Arrangement, but does not include an individual's name, position name or title, business telephone number, business address, business email or business fax number;

"Plan of Arrangement" means the plan of arrangement substantially in the form and content of Schedule C annexed hereto and any amendments or variations thereto made in accordance with Section  hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Qualifying Expenditures" means expenses that may be renounced by the issuer of the underlying flow-through shares with an effective date not later than the date stated in the applicable subscription agreement that are CEE at the date they are incurred or are CDE that such issuer may renounce as CEE pursuant to subsection 66(12.601) of the ITA;

"Registrar" means the Registrar appointed under Section 400 of the BCBCA;

"Release" means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, migrate, pour, emit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning;

"Representatives" has the meaning ascribed thereto in Section ;

"Subsidiary" means with respect to a specified person, (a) any corporation, partnership, joint venture, association, limited liability company, unlimited liability company or other person or organization, incorporated or unincorporated, which is a subsidiary as defined in the BCBCA of such specified person, (b) a partnership of which such specified person or another of its Subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests, or (c) a Subsidiary (as defined in clause (a) or (b) hereof) or any person described in clause (a) or (b) hereof of any Subsidiary (as so defined) thereof;

"Superior Proposal" has the meaning ascribed thereto in Section 5.5;

"Tax" and "Taxes" means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, pension plan premiums for government administered pension plans; excise, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

"Tax Returns" includes all returns, reports, declarations, designations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed with any Government Entity in respect of Taxes;

"Terminating Party" has the meaning ascribed thereto in Section (a);

"Termination Date" means January 31, 2010;

"Termination Fee" means a fee equal to $125,000;

"TSXV" means the TSX Venture Exchange;

"UNE" has the meaning ascribed thereto in the Recitals;

"UNE Meeting" means the special meeting of UNE Shareholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"UNE Options" means the options to purchase common shares of UNE granted under the UNE Stock Option Plan or otherwise;

"UNE Securityholders" means, collectively, the holders of UNE Shares and holders of UNE Options;

"UNE Shareholders" means the holders of UNE Shares;

"UNE Shares" means the common shares in the capital of UNE;

"UNE Stock Option Plan" means UNE's Stock Option Plan existing on the date of this Agreement;

"UNE SRA Reports" has the meaning ascribed thereto in Section ;

"UNE Non-Alberta Assets" means the U.S. oil and gas properties of UNE more particularly described in Schedule "D" hereto; and

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement," "hereof," "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof.

1.3

Rules of Construction

Unless otherwise specifically indicated or the context otherwise requires, (a) all references to "dollars" or "$" mean Canadian dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, and (c) "include," "includes" and "including" shall be deemed to be followed by the words "without limitation."

1.4

Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5

Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A — Appropriate Regulatory Approvals

Schedule B — Form of Arrangement Resolution

Schedule C — Form of Plan of Arrangement

Schedule D — UNE Non-Alberta Assets

ARTICLE 2
THE ARRANGEMENT

2.1

Implementation Steps by UNE

UNE covenants in favour of Altima that UNE shall:

(a)

as soon as reasonably practicable, apply in a manner acceptable to Altima, acting reasonably, under Section 291(1) of the BCBCA for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b)

lawfully convene and hold the UNE Meeting for the purpose of considering the Arrangement Resolution (and for no other purpose other than such matters as are ordinarily submitted to shareholders at an annual general meeting of shareholders, unless agreed to by Altima) as soon as reasonably practicable, subject to adjournments or postponements which may be required pursuant to Section ;

(c)

subject to obtaining the approvals as are required by the Interim Order, as soon as practicable, but in any event within five Business Days after the UNE Meeting, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement;

(d)

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, as soon as reasonably practicable, take all steps and actions, including without limitation making all necessary filings with Governmental Entities (including any required filings under the BCBCA) to give effect to the Arrangement prior to the Termination Date;

(e)

instruct counsel acting for it to prepare and submit the applications referred to in Sections  and  in co-operation with counsel to Altima;

(f)

permit Altima and its counsel to review and comment upon drafts of all material to be filed by UNE with the Court in connection with the Arrangement, including the Circular and any supplement or amendment to the Circular contemplated by Section 2.5(c), and provide counsel to Altima on a timely basis with copies of any notice of appearance and evidence served on UNE or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by UNE indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(g)

not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with Altima' prior written consent, such consent not be unreasonably withheld or delayed.

2.2

Implementation Steps by Altima

Altima covenants in favour of UNE that Altima shall:

(a)

cooperate with, assist and consent to UNE seeking the Interim Order and the Final Order;

(b)

prior to the Effective Time, Altima shall use commercially reasonable efforts to obtain any orders required from the applicable Canadian and United States securities regulatory authorities to permit the issuance of or assumption of obligations under, as the case may be, Altima Shares and UNE Options, and first resale of the Altima Shares issuable pursuant to the Arrangement, without qualification with, or approval of, or the filing of any prospectus, registration statement or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Canadian or United States securities regulatory authority under any applicable securities or other Laws or pursuant to the rules and regulations of any Government Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" for purposes of Canadian federal, provincial or territorial securities Laws or an "affiliate" of Altima after the Arrangement or within 90 days prior to the date of the Arrangement for purposes of the 1933 Act);

(c)

use its commercially reasonable efforts to cause the Altima Shares issuable pursuant to the Arrangement to be conditionally approved for listing on the TSXV prior to the Effective Time, and for such Altima Shares to not be subject to any statutory or other hold period (subject only to restrictions on transfer by reason of, among other things, a holder being a "control person" for purposes of Canadian federal, provincial or territorial securities Laws or an "affiliate" of Altima after the Arrangement or within 90 days prior to the date of the Arrangement for purposes of the 1933 Act); and

(d)

use its commercially reasonable efforts to cause the Altima Shares issuable upon the exercise or conversion of the UNE Options to be conditionally approved for listing on the TSXV prior to the Effective Time.

2.3

Interim Order

The notice of motion for the application referred to in Section  shall request that the Interim Order provide, among other things:

(a)

for the class of persons to whom notice is to be provided in respect of the Arrangement and the UNE Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall, subject to the approval by the Court of the Interim Order, be 66⅔% of the votes cast on the Arrangement Resolution by UNE Shareholders present in person or by proxy at the UNE Meeting (such that each UNE Shareholder is entitled to one vote for each UNE Share held);

(c)

that, in all other respects, the terms, restrictions and conditions of the constating documents of UNE, including quorum requirements and all other matters, shall apply in respect of the UNE Meeting;

(d)

for the grant of the Dissent Rights; and

(e)

for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.4

Plan of Arrangement

The parties to this Agreement will implement the Plan of Arrangement in accordance with the provisions of this Agreement including Schedule C of this Agreement.  From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the BCBCA.  The closing of the transactions contemplated hereby will take place at the offices of Bull, Housser & Tupper LLP, Suite 3000, 1055 W. Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date.

2.5

UNE Circular

As promptly as reasonably practicable following the date hereof, UNE shall prepare the Circular together with any other documents required by the BCSA, the BCBCA or other applicable Laws in connection with the approval of the Arrangement Resolution by the UNE Shareholders at the UNE Meeting, and UNE shall give Altima a reasonable opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Altima before it is filed or distributed to UNE Shareholders.  UNE shall incorporate therein all reasonable comments made by Altima and its counsel.  If Altima shall have advised UNE in writing of matters required pursuant to Section  prior to the UNE Meeting, UNE shall disclose such matters in the Circular (including by amendment or supplement to the Circular if the Circular shall have been previously filed or distributed) and such disclosure shall be reasonably satisfactory to Altima before it is filed or distributed to UNE Shareholders.

As promptly as practicable after obtaining the Interim Order and in any event prior to the Mailing Date, UNE shall cause the Circular and other documentation required in connection with the UNE Meeting to be sent to each UNE Securityholder and filed as required by the Interim Order and applicable Laws.

2.6

Securities Compliance

The parties agree that the Arrangement will be carried out with the intention that all of the Altima Shares and Altima Options to be issued under the Plan of Arrangement will be issued pursuant to an exemption from the prospectus and registration requirements of applicable Canadian securities Laws and in a transaction exempt from registration under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act and all applicable state securities laws.  In order to ensure the availability of the registration exemption under Section 3(a)(10) of the 1933 Act, the parties agree that the Arrangement will be carried out on the following basis:

(a)

the Court will be advised as to the intention of the parties to rely on the registration exemption in Section 3(a)(10) of the 1933 Act prior to the hearing required to approve the Arrangement;

(b)

the Court will be required to satisfy itself as to the fairness of the Arrangement to the UNE Securityholders;

(c)

the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the UNE Securityholders;

(d)

UNE will ensure that each of the UNE Securityholders entitled to receive securities of Altima on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(e)

the Interim Order will specify that each UNE Securityholder entitled to receive securities of Altima on completion of the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.7

Preparation of Filings

(a)

Altima and UNE shall cooperate in:

(i)

the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Altima or UNE to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)

the taking of all such action as may be required under any applicable United States and Canadian federal, provincial, territorial or state securities Laws (including "blue sky laws") in connection with the issuance of the Altima Shares and the assumption of obligations under the UNE Options in connection with the Arrangement; provided, however, that neither Altima nor UNE shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and issuance of the Altima Shares; and

(iii)

the taking of all such action as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)

Each of Altima and UNE shall promptly furnish to the other all information concerning it and its affiliates and securityholders as may be required for the effectuation of the actions described in Sections  and  and the foregoing provisions of this Section , and each covenants that no information furnished by it (to its knowledge in the case of information concerning its securityholders, as applicable) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or in which it is to be used.

(c)

Each of Altima and UNE shall promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application for an order hereunder contains any Misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Altima and UNE shall cooperate in the preparation of any required supplement or amendment to the Circular or such other document, as the case may be, and, if required by applicable Law or the Court, shall cause the same to be distributed to the UNE Shareholders or filed with the applicable securities regulatory authorities.

(d)

UNE shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Altima). Without limiting the generality of the foregoing, UNE shall ensure that the Circular complies with National Instrument 51-102 "Continuous Disclosure Requirements" and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides UNE Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the UNE Meeting.

(e)

UNE shall (with Altima and Altima's counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" of the Canadian Securities Administrators in relation to the UNE Meeting and, without limiting the generality of the foregoing, shall, in consultation with Altima, use all reasonable efforts to benefit from the accelerated timing contemplated by such policy.

2.8

Solicitation of Proxies

UNE agrees that Altima may at any time, directly or through a soliciting dealer, in cooperation with UNE, actively solicit proxies in favour of the Arrangement Resolution, subject to Altima complying with any Laws applicable to the solicitation of proxies.

2.9

U.S. Tax Treatment

The Arrangement as set forth in the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Internal Revenue Code.  Provided that the Arrangement meets the requirements of a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code, each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code for all United States federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Internal Revenue Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the U.S. Internal Revenue Code that such treatment is not correct.  Each party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code for all United States federal income tax purposes.  Notwithstanding the foregoing, neither Altima nor UNE makes any representation, warranty or covenant to any other party or to any UNE Securityholder, holder of Altima Shares or other holder of UNE securities or Altima securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

2.10

Change of Control and Severance Obligations

Altima will assume, jointly with UNE, liability for, and will make all commercially reasonable efforts to fulfill, all of UNE's obligations under the existing employment and management agreements between UNE and J. Michael Scureman and Tiffany Neckerman, including, without limitation, all severance, change of control and bonus provisions payable to J. Michael Scureman and Tiffany Neckerman, all of which obligations have been fully disclosed to Altima.

2.11

Indemnification and Insurance

Altima hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of UNE and the UNE Subsidiaries provided in the constating documents of UNE and the UNE Subsidiaries, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the current and former directors or officers of UNE and the UNE Subsidiaries, shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than three years from the Effective Date and Altima undertakes to ensure that this covenant shall remain binding upon its successors and assigns.  UNE and Altima further acknowledge and agree that the existing directors and officers of Altima, including any directors and officers who resign from their positions with Altima as a result of this Arrangement, will be provided by Altima with rights to indemnification or exculpation, which shall not be less than the rights of current and former directors and officers of UNE and the UNE Subsidiaries.  Accordingly the parties agree that Altima may enter into indemnification agreements with its directors and officers and purchase appropriate directors’ and officers’ insurance.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF UNE

As an inducement to Altima to enter into this Agreement, UNE hereby represents and warrants to Altima as follows and acknowledges that Altima is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

3.1

Organization and Standing

(a)

UNE and each of its Subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, continuation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted.  UNE and each of its Subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify.

(b)

UNE has made available to Altima complete and correct copies of its articles and by-laws as well as the constating or constitutional documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(c)

Except for its interest in its Subsidiaries, UNE does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

(d)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of UNE, threatened against the UNE or any of its Subsidiaries before any Government Entity.

3.2

Authority and No Conflicts

(a)

UNE has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, subject to the approval of UNE's Shareholders, the TSXV and the Court as provided in this Agreement with respect to the Plan of Arrangement. The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by UNE and the consummation by UNE of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of UNE are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby other than the approval of the UNE  Shareholders and the Court and the filing of such corporate documents under the BCBCA as are provided for in this Agreement.

(b)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been or will be duly and validly executed and delivered by UNE and constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and by general principles of equity.

(c)

The board of directors of UNE has determined by the unanimous approval of all directors (A) that this Agreement and the transactions contemplated hereby and the Arrangement Resolution, are fair to the UNE Shareholders and are in the best interests of UNE and (B) to recommend that the UNE Shareholders vote in favour of the Arrangement Resolution.

(d)

Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by UNE nor the performance by it of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

(i)

conflict with, or violate any provision of, the constating documents of UNE or any of its Subsidiaries;

(ii)

subject to any and all required consents, approvals, orders, authorizations, registrations, declarations or filings being made or obtained, violate or breach any Laws applicable to UNE or any of its Subsidiaries;

(iii)

subject to any and all required consents (including the required consent of Huntington), approvals, orders, authorizations, registrations, declarations or filings being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which UNE or any of its Subsidiaries is a party or by which UNE or any of its Subsidiaries or its or their property is bound or subject; or

(iv)

result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of UNE's assets or the assets of any of its Subsidiaries, or restrict, hinder, impair or limit the ability of UNE or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by UNE to Altima.

3.3

Capitalization; Trading in Securities

(a)

The authorized capital of UNE consists of an unlimited number of common shares without par value and, as of the date hereof, there are 69,933,618 UNE Shares outstanding and there are no options, warrants, or other securities of UNE convertible into or exchangeable for, or other rights to acquire, UNE Shares outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of UNE other than outstanding UNE Options entitling the holders thereof to acquire an aggregate of 3,460,000 UNE Shares.

(b)

All of the UNE Shares have been duly authorized and are validly issued as fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon UNE and were issued in compliance with the BCBCA, all applicable securities Laws and the constating documents of UNE.  All of the outstanding shares and other ownership interests of the Subsidiaries of UNE, which are held, directly or indirectly, by UNE have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by UNE, free and clear of all Liens, except for restrictions on transfers contained in the constating documents of such entities, and the interests of Huntington, both secured and unsecured, under the Facility.

(c)

The UNE Shares are listed for trading on the TSXV.

(d)

UNE is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of UNE, no investigation or other proceedings involving UNE which may operate to prevent or restrict trading of any securities of UNE are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

3.4

Reports; Financial Statements

(a)

UNE and its Subsidiaries have timely filed all forms, reports, schedules, statements and other documents required to be filed with (i) Canadian securities regulatory authorities (collectively, the "UNE SRA Reports"), (ii) any other applicable federal, state, provincial or territorial securities authority, and (iii) any other Government Entity, except with respect to clause (iii) of this Section  where the failure to file any such forms, reports, schedules, statements or other documents would not have a Material Adverse Effect on UNE (all such forms, reports, schedules, statements and other documents are collectively referred to as the "UNE Documents"). The UNE Documents at the time filed did not contain any Misrepresentation and complied in all material respects with the requirements of applicable Laws. UNE has not filed any confidential material change report with any Canadian securities authority or regulator or any stock exchange that at the date of this Agreement remains confidential.

(b)

The audited consolidated financial statements of UNE for the year ended December 31, 2008, together with the auditors’ report thereon and the notes thereto, and the unaudited interim consolidated financial statements of UNE for the six months ended June 30, 2009 and the notes thereto contained in the UNE SRA Reports (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved, (ii) complied in all material respects with the requirements of applicable securities Laws, (iii) are in accordance with the books and records of UNE; (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of UNE for the periods covered thereby, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of UNE, and (vi) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of UNE and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments none of which will be material, individually or in the aggregate.

(c)

UNE does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise not reflected in its latest publicly-disclosed consolidated financial statements.

3.5

Tax Matters

(a)

UNE has (i) except for an outstanding obligation to incur an additional amount not exceeding $460,000 in Qualifying Expenditures by December 31, 2009, incurred all Qualifying Expenditures as required by subscription agreements entered into by UNE with subscribers for Flow-Through Shares, (ii) maintained proper books, records and accounts of all Qualifying Expenditures and the amount paid by the subscribers, (iii) timely renounced the Qualifying Expenditures in accordance with the ITA and the said subscription agreements, (iv) timely filed all forms and supporting documentation required under the ITA and any corresponding provincial legislation necessary to effectively renounce Qualifying Expenditures equal to the amount paid by the subscribers in respect of Flow-Through Shares, and (v) timely provided the subscriber with a copy of all forms as are required to be provided to the subscriber.

(b)

UNE and each of its Subsidiaries has filed in a timely manner all necessary Tax Returns and notices and has paid all applicable Taxes of whatsoever nature required to be paid to the date hereof to the extent that such Taxes have become due or have been alleged to be due and UNE is not aware of any Tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect on the condition (financial or otherwise), or in the earnings, business, affairs or prospects of UNE or its Subsidiaries and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by UNE or any of its Subsidiaries or the payment of any material Tax, governmental charge, penalty, interest or fine against UNE or any of its Subsidiaries.  To its knowledge, there are no material actions, suits, proceedings, investigations or claims now threatened or pending against UNE or any of its Subsidiaries which could result in a material liability in respect of Taxes of any Government Entity, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Government Entity to Taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority.

3.6

Absence of Certain Changes or Events

Except as disclosed in the UNE SRA Reports filed prior to the date of this Agreement, since December 31, 2008, UNE and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice (which, for greater certainty, includes UNE’s ongoing workout arrangements with Huntington regarding the Facility and efforts to sell the UNE Non-Alberta Assets) and there has been no Material Adverse Effect with respect to UNE or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on UNE or which materially and adversely affects the ability of UNE to consummate the transactions contemplated hereby or to restrict, hinder, impair or limit the ability of UNE or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by UNE to Altima.

3.7

Property and Assets

(a)

Subject to existing royalty rights and the existing contractual rights of third parties which have been publicly disclosed and the interests of Huntington, both secured and unsecured, under the Facility, UNE and each of its Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets comprising its material properties (it being understood that certain of the assets of UNE and its Subsidiaries consist of options to acquire an interest in oil and gas properties), free and clear of all Liens, and no other material property rights are necessary for the exploration and development of such material properties, other than surface rights for the development of such material properties.

(b)

Neither UNE nor any of its Subsidiaries knows of any claim or the basis for any claim that would reasonably be expected to have a Material Adverse Effect on the right thereof to use, transfer or otherwise exploit the property rights of UNE or its Subsidiaries in respect of such material properties and, except as disclosed to Altima, none of UNE or any of its Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to such property rights.

(c)

Subject to existing royalty rights and the existing contractual rights of third parties which have been publicly disclosed and the interests of Huntington both secured and unsecured, under the Facility, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from UNE or any of its Subsidiaries of any of its material assets.

3.8

Environmental

UNE and its Subsidiaries are (i) in compliance with applicable Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted and (iii) have not received notice of any actual or potential liability under any Environmental Laws, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

3.9

Litigation

There are no claims, actions, suits, investigations or other legal proceedings currently pending, or to the knowledge of UNE, threatened against UNE or any of its Subsidiaries before any court or other Government Entity, save the claim by Altima against UNE, which individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on UNE or any of its Subsidiaries.

3.10

Brokerage and Finder’s Fees

Neither UNE nor any Subsidiary of UNE has entered into any agreement that would entitle any person to any valid claim against UNE for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement except in respect of the fees payable for the fairness opinion of the Fairness Advisor.

3.11

Opinion of Fairness Advisor

The Fairness Advisor has delivered a written opinion for inclusion in the Circular that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the UNE Shareholders, subject to the assumptions and limitations described in such opinion.

3.12

U.S. Securities Law Matters

UNE (i) is a "foreign private issuer" as defined in Rule 405 under the 1933 Act, (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the 1934 Act or that is subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act, (iii) is not registered or required to register as an investment company under the 1940 Act, and (iv) is not a "shell company", as such term is defined in Rule 405 under the 1933 Act.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ALTIMA

As an inducement to UNE to enter into this Agreement, Altima hereby represents and warrants to UNE as follows and acknowledge that UNE is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

4.1

Organization and Standing

(a)

Altima has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted.  Altima is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify.

(b)

Altima has made available to UNE complete and correct copies of its notice of articles and articles as in effect on the date of this Agreement.

(c)

Altima does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

(d)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Altima, threatened against Altima or before any Government Entity.

(e)

Altima has no Subsidiaries.

4.2

Authority and No Conflicts

(a)

Altima has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, subject to the approval of the TSXV. The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by Altima and the consummation by Altima of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Altima are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby.

(b)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been or will be duly and validly executed and delivered by Altima and constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and by general principles of equity.

(c)

The board of directors of Altima has determined by the unanimous approval of all directors that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Altima.

(d)

Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by Altima nor the performance by it of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

(i)

conflict with, or violate any provision of, the constating documents of Altima;

(ii)

subject to any and all required consents, approvals, orders, authorizations, registrations, declarations or filings being made or obtained, violate or breach any Laws applicable to Altima;

(iii)

subject to any and all required consents, approvals, orders, authorizations, registrations, declarations or filings being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Altima is a party or by which Altima or its property is bound or subject; or

(iv)

result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of Altima's assets, or restrict, hinder, impair or limit the ability of Altima to carry on its business as and where it is now being carried on or as contemplated to be carried on as disclosed by Altima to UNE.

4.3

Capitalization; Trading in Securities

(a)

The authorized capital of Altima consists of an unlimited number of common shares without par value and, as of the date hereof, there are 69,346,933 Altima Shares outstanding and there are no options, warrants, or other securities of Altima convertible into or exchangeable for, or other rights to acquire, Altima Shares outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Altima other than outstanding Altima Options and Altima Warrants entitling the holders thereof to acquire an aggregate of 21,644,615 Altima Shares and pursuant to the Equity Financing.

(b)

All of the Altima Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon Altima and were issued in compliance with the BCBCA, all applicable securities Laws and the constating documents of Altima.

(c)

The Altima Shares are listed for trading on the TSXV.

(d)

Altima is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Altima, no investigation or other proceedings involving Altima which may operate to prevent or restrict trading of any securities of Altima are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

4.4

Reports; Financial Statements

(a)

Altima has timely filed all forms, reports, schedules, statements and other documents required to be filed with (i) Canadian securities regulatory authorities (collectively, the "Altima SRA Reports"), (ii) any other applicable federal, state, provincial or territorial securities authority, and (iii) any other Government Entity, except with respect to clause (iii) of this Section  where the failure to file any such forms, reports, schedules, statements or other documents would not have a Material Adverse Effect on Altima (all such forms, reports, schedules, statements and other documents are collectively referred to as the "Altima Documents").  The Altima Documents at the time filed did not contain any Misrepresentation and complied in all material respects with the requirements of applicable Laws. Altima has not filed any confidential material change report with any Canadian securities authority or regulator or any stock exchange that at the date of this Agreement remains confidential.

(b)

The audited consolidated financial statements of Altima for the years ended November 30, 2008 and 2007, together with the auditors’ report thereon and the notes thereto, and the unaudited interim consolidated financial statements of Altima for the six months ended May 31, 2009 and the notes thereto contained in the Altima SRA Reports (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved, (ii) complied in all material respects with the requirements of applicable securities Laws, (iii) are in accordance with the books and records of Altima; (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Altima for the periods covered thereby, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Altima, and (vi) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Altima as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments none of which will be material, individually or in the aggregate.

(c)

Altima does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise not reflected in its latest publicly-disclosed consolidated financial statements.

4.5

Tax Matters

(a)

Altima has (i) except for an outstanding obligation to incur an additional amount not exceeding $741,285 in Qualifying Expenditures by December 31, 2009, incurred all Qualifying Expenditures as required by subscription agreements entered into by Altima with subscribers for Flow-Through Shares, (ii) maintained proper books, records and accounts of all Qualifying Expenditures and the amount paid by the subscribers, (iii) timely renounced the Qualifying Expenditures in accordance with the ITA and the said subscription agreements, (iv) timely filed all forms and supporting documentation required under the ITA and any corresponding provincial legislation necessary to effectively renounce Qualifying Expenditures equal to the amount paid by the subscribers in respect of Flow-Through Shares, and (v) timely provided the subscriber with a copy of all forms as are required to be provided to the subscriber.

(b)

Altima has filed in a timely manner all necessary Tax Returns and notices and has paid all applicable Taxes of whatsoever nature required to be paid to the date hereof to the extent that such Taxes have become due or have been alleged to be due and Altima is not aware of any Tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect on the condition (financial or otherwise), or in the earnings, business, affairs or prospects of Altima and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by Altima or the payment of any material Tax, governmental charge, penalty, interest or fine against Altima.  To its knowledge, there are no material actions, suits, proceedings, investigations or claims now threatened or pending against Altima which could result in a material liability in respect of Taxes of any Government Entity, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Government Entity to Taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority.

4.6

Absence of Certain Changes or Events

Except as disclosed in the Altima SRA Reports filed prior to the date of this Agreement, since November 30, 2008, Altima has conducted its business only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect with respect to Altima or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Altima or which materially and adversely affects the ability of Altima to consummate the transactions contemplated hereby or to restrict, hinder, impair or limit the ability of Altima to carry on its business as and where it is now being carried on or as contemplated to be carried on as disclosed by Altima to UNE.

4.7

Property and Assets

(a)

Altima is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets comprising its material properties (it being understood that certain of the assets of Altima consist of options to acquire an interest in oil and gas properties), free and clear of all Liens, and no other material property rights are necessary for the exploration and development of such material properties, other than surface rights for the development of such material properties.

(b)

Altima does not know of any claim or the basis for any claim that would reasonably be expected to have a Material Adverse Effect on the right thereof to use, transfer or otherwise exploit the property rights of Altima in respect of such material properties and, except as disclosed to UNE, Altima does not have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to such property rights.

(c)

No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Altima of any of its material assets.

4.8

Environmental

Altima is (i) in compliance with applicable Environmental Laws, (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business as presently conducted and (iii) has not received notice of any actual or potential liability under any Environmental Laws, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

4.9

Litigation

There are no claims, actions, suits, investigations or other legal proceedings currently pending, or to the knowledge of Altima, threatened against Altima before any court or other Government Entity, save the claim by UNE against Altima, which individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on Altima.

4.10

Brokerage and Finder’s Fees

Altima has not entered into any agreement that would entitle any person to any valid claim against Altima for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except in respect of the fairness opinion of the Fairness Advisor prepared for Altima and in connection with the Equity Financing.

4.11

U.S. Securities Law Matters

Altima (i) is a "foreign private issuer" as defined in Rule 405 under the 1933 Act, (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the 1934 Act or that is subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act, (iii) is not registered or required to register as an investment company under the 1940 Act and (iv) is not a "shell company", as such term is defined in Rule 405 under the 1933 Act.

ARTICLE 5
COVENANTS AND AGREEMENTS

5.1

Covenants of UNE

(a)

UNE agrees as follows from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with , in each case except with the consent of Altima, acting reasonably, to any deviation therefrom, or as expressly contemplated in this Agreement or the Plan of Arrangement:

(i)

Each of UNE and its Subsidiaries shall (A) carry on its businesses in the usual and ordinary course consistent with past practices (which, for greater certainty, includes UNE’s ongoing workout arrangements with Huntington regarding the Facility and efforts to sell the UNE Non-Alberta Assets), (B) use commercially reasonable efforts to preserve intact its present business organizations and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with those having business dealings with it, and (C) maintain and keep its material properties and assets in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)

UNE shall not, and it shall not permit any of its Subsidiaries to: (A) declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock property or otherwise; (B) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; (C) issue, sell, pledge, reserve, set aside, dispose of, grant or encumber, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock (including any phantom interest or other right linked to the price of the UNE Shares), or authorize any of the foregoing, except as required by the terms of any UNE securities outstanding on the date of this Agreement; or (D) enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares except in respect of the subscription(s) by UNE and the issuance(s) by a Subsidiary of UNE of shares of such Subsidiary to UNE in connection with the incurring of expenses which are "Canadian exploration expenses" as that term is defined in the ITA.

(iii)

UNE shall not, nor shall it permit any of its Subsidiaries to authorize, make or commit to make any expenditures (including capital expenditures and capital lease obligations) except in the ordinary course of business for (A) reoccurring expenditures such as office rental, salaries, office expenses, (B) pursuant to outstanding obligations existing on the date of this Agreement, (C) payments made to legal advisors, financial advisors and other third parties in connection with the Arrangement and (D) other expenditures approved by Altima.

(iv)

UNE shall not, nor shall it permit any of its Subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or person or otherwise acquire or agree to acquire any assets of any other person.

(v)

Except as provided in Subsection (vi) with respect to the UNE Non-Alberta Assets, UNE shall not, nor shall it permit any of its Subsidiaries to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets (other than relating to transactions between two or more wholly-owned UNE Subsidiaries or between a wholly-owned Subsidiary and UNE).

(vi)

UNE shall use its commercially reasonable best efforts to sell the UNE Non- Alberta Assets to arm's length parties prior to completion of the Arrangement and shall keep Altima regularly informed as to the status of these efforts.

(vii)

Except as provided in Subsection (viii) with respect to the Facility, UNE shall not, nor shall it permit any of its Subsidiaries to, (A) incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a "keepwell" or similar arrangement with respect to, any indebtedness, (B) enter into any material operating lease or create any Liens on the property of UNE or any of its Subsidiaries in connection with any indebtedness or (C) refinance or revise the terms of any debt.

(viii)

UNE shall apply the net proceeds of any disposition of the UNE Non-Alberta Assets as follows:  (A) all amounts received from the sale of such assets in the State of New York will be applied to reduce UNE's indebtedness to Huntington under the Facility; (B) amounts received from the sale of such assets in Tioga County, Pennsylvania will be applied to first to reduce UNE's indebtedness to Huntington to the extent of not less than US$175,000, with any remaining amount of such funds being retained to purchase new leases in Lycoming County, Pennsylvania, and for UNE's general working capital purposes to the extent of up to US$180,000; and (C) amounts received from the sale of the new leases in Lycoming County, Pennsylvania will be applied first to reduce UNE's indebtedness to Huntington using the lesser of (i) 90% of such sale amounts and (ii) the amount necessary to reduce UNE's indebtedness to Huntington to US$1.8 million, with any remaining amount of such funds being retained for UNE's general working capital purposes, including the payment of UNE's management bonus obligations arising in connection with the sale of new leases in Lycoming County, Pennsylvania.

(ix)

Except as required by applicable Law or any agreement to which UNE or any of its Subsidiaries is a party on the date of this Agreement, UNE shall not, nor shall it permit any of its Subsidiaries to:

(A)

increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of UNE or any of its Subsidiaries;

(B)

increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of UNE or any of its Subsidiaries;

(C)

amend, vary or modify the UNE Stock Option Plan or any options outstanding thereunder; or

(D)

adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of UNE or any of its Subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

(x)

UNE shall not, nor shall it permit any of its Subsidiaries to, amend or propose to amend its constating documents.

(xi)

Except as provided in Subsection (viii) or otherwise in the ordinary course of UNE's business, UNE shall not, nor shall it permit any of its Subsidiaries to, pay, discharge, satisfy, compromise or settle any claims, obligations or liabilities.

(xii)

Except in the ordinary course of business or as provided in Subsection (vi) with respect to the UNE Non-Alberta Assets and in Subsection (viii) with respect to the Facility, UNE shall not, nor shall it permit any of its Subsidiaries to, (A) enter into, terminate or waive any provision of, exercise any option or relinquish any contractual rights under, or modify in any material respect any contract, agreement, guarantee, lease commitment or arrangement material to it or any contract which involves payments or receipts by UNE or any of its Subsidiaries, or (B) waive, transfer, grant or release any claims or potential claims of material value or (C) waive any benefits of, or agree to modify in any respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required, under, any confidentiality, standstill or similar agreement to which UNE or any of its Subsidiaries is a party or which UNE or any of its Subsidiaries is a beneficiary.

(xiii)

UNE shall not, nor shall it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to UNE or any Subsidiary of UNE except as required by Law or by Canadian generally accepted accounting principles as advised by UNE's or such Subsidiary's regular independent accountants, as the case may be.

(xiv)

UNE shall not, nor shall it permit any of its Subsidiaries to, (A) make, change or rescind any material tax election, (B) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law), (C) settle any material Tax claim or assessment, (D) surrender any right or claim to a Tax refund, or (E) amend any of its transfer pricing policies.

(xv)

UNE shall not take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) any take-over Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, by any person (other than Altima) or any action taken thereby including any take-over bid, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom. UNE shall not nor shall it permit any Subsidiary to, enter into any confidentiality or standstill agreement except as permitted by Section , amend, release any third party from its obligations or grant any consent under any confidentiality or standstill provision or fail to fully enforce any such provision.

(xvi)

UNE shall not, nor shall it permit any of its Subsidiaries to, take or fail to take any action which would cause any of UNE's representations or warranties hereunder to be untrue in any respect or would be reasonably expected to prevent or materially impede, interfere with or delay the Arrangement or which would cause the conditions set forth in Section  not to be satisfied.

(xvii)

UNE shall not, nor shall it permit any of its Subsidiaries to, amend, modify or terminate any insurance policy in effect on the date of this Agreement, except for scheduled renewals of any insurance policy in effect on the date hereof in the ordinary course of business consistent with past practice or in respect of any acquisition or disposition of any non-material property, plant and/or equipment in the ordinary course of business.

(xviii)

Except as provided in Section (viii) with respect to the Facility, UNE shall not, nor shall it permit any of its Subsidiaries to, (A) cancel any material indebtedness, or (B) waive, transfer, grant or release any claims or potential claims of material value.

(xix)

UNE shall not, nor shall it permit any of its Subsidiaries to, enter into any recognition agreement, collective agreement, works council agreement or similar agreement with any trade union or representative body.

(b)

UNE shall promptly advise Altima in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of UNE contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date) in any material respect;

(ii)

of any Material Adverse Effect on UNE or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on UNE; and

(iii)

of any material breach by UNE of any covenant, obligation or agreement contained in this Agreement.

(c)

UNE shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by UNE or any of its Subsidiaries under this Agreement, cooperate with Altima in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, UNE shall:

(i)

subject to Sections  and  solicit from the UNE Shareholders proxies in favour of approval of the Arrangement Resolution (in a commercially reasonable manner) and use commercially reasonable efforts to obtain the approval by UNE Shareholders of the Arrangement Resolution;

(ii)

subject to the first sentence of Section , not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the UNE Meeting without Altima's prior written consent except as required by Law or, in the case of adjournment, as may be required by UNE Shareholders as expressed by majority resolution;

(iii)

use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in  hereof;

(iv)

as soon as practicable apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals required to be obtained by UNE or any of its Subsidiaries in order for UNE to consummate the transactions contemplated hereby and, in doing so, to keep Altima reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate Regulatory Approvals, including, but not limited to, providing Altima the opportunity to be present for all communications with any Government Entity and providing Altima with copies of all related applications and notifications, in draft and final form, in order for Altima to provide its reasonable comments and all such applications and notifications shall be subject to the prior approval of Altima, acting reasonably;

(v)

apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order, which Final Order shall be applied for on the basis that it shall be effective only upon UNE notifying the Court that the Appropriate Regulatory Approvals have been obtained;

(vi)

carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on UNE or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(vii)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(viii)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(ix)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from UNE or any of its Subsidiaries in connection with the transactions contemplated hereby; and

(x)

use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by UNE or a Subsidiary of UNE to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of UNE or its Subsidiaries to consummate the transactions contemplated hereby including those waivers, consents and approvals referred to in Section 3.4 of this Agreement.

(d)

The board of directors of UNE shall recommend to the UNE Shareholders the approval of the Arrangement Resolution, provided that, notwithstanding any other provision of this Agreement, the board of directors of UNE may withdraw, modify or change its recommendation if such withdrawal, modification or change is permitted by, and made in accordance with, the provisions of Section 5.5 and prior to the approval of the Arrangement Resolution by the UNE Shareholders.

5.2

Covenants of Altima

(a)

Altima agrees as follows from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with , in each case except with the consent of UNE, acting reasonably, to any deviation therefrom, or as expressly contemplated in this Agreement or the Plan of Arrangement:

(i)

Altima shall (A) carry on its business in the usual and ordinary course consistent with past practices, (B) use commercially reasonable efforts to preserve intact its present business organizations and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with those having business dealings with it, and (C) maintain and keep its material properties and assets in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear, all to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Effective Time.

(ii)

Altima shall not: (A) declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock property or otherwise; (B) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; (C) issue, sell, pledge, reserve, set aside, dispose of, grant or encumber, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock (including any phantom interest or other right linked to the price of the Altima Shares), or authorize any of the foregoing, except as required by the terms of any Altima securities outstanding on the date of this Agreement or pursuant to the Equity Financing; or (D) enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(iii)

Altima shall not authorize, make or commit to make any expenditures (including capital expenditures and capital lease obligations) except in the ordinary course of business for (A) reoccurring expenditures such as office rental, salaries, office expenses, (B) pursuant to outstanding obligations existing on the date of this Agreement, (C) payments made to legal advisors, financial advisors and other third parties in connection with the Arrangement and (D) expenditures approved by UNE.

(iv)

Altima shall not reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or person or otherwise acquire or agree to acquire any assets of any other person.

(v)

Altima shall not sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets except in the ordinary course of business.

(vi)

Altima shall not: (A) incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a "keepwell" or similar arrangement with respect to, any indebtedness (B) enter into any material operating lease or create any Liens on the property of Altima in connection with any indebtedness or (C) refinance or revise the terms of any debt, provided that this Agreement shall not prevent or restrict Altima from any renewal or replacement of its credit facility of $4,090,000 with Ionic Capital Corp. (the "Ionic Credit Facility"), which also may involve repayment under the Ionic Credit Facility, the entering into of new or amended credit facility or loan agreements, new security agreements or Liens, pledges or encumbrances of its assets, issuances of securities, and other actions.

(vii)

Except as required by applicable Law or any agreement to which Altima is a party on the date of this Agreement, Altima shall not:

(A)

increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of Altima;

(B)

increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of Altima;

(C)

amend, vary or modify the Altima Stock Option Plan or any options outstanding thereunder; or

(D)

adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of Altima or amend any employee benefit plan, policy, severance or termination agreement, except for such adoption, establishment, entering into or implementation as are in the ordinary course of business for non-management employees.

(viii)

Altima shall not amend its constating documents except as contemplated by this Agreement, or incorporate, acquire or organize any Subsidiaries.

(ix)

Altima shall not pay, discharge, satisfy, compromise or settle any claims, obligations or liabilities except in the ordinary course of business consistent with past practice.

(x)

Altima shall not (A) enter into, terminate or waive any provision of, exercise any option or relinquish any contractual rights under, or modify in any material respect any contract, agreement, guarantee, lease commitment or arrangement material to it or any contract which involves payments or receipts by Altima or (B) waive, transfer, grant or release any claims or potential claims of material value or (C) waive any benefits of, or agree to modify in any respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required, under, any confidentiality, standstill or similar agreement to which Altima is a party or to which Altima is a beneficiary.

(xi)

Altima shall not make any changes to the existing accounting practices, methods and principles relating to Altima except as required by Law or by Canadian generally accepted accounting principles as advised by Altima's regular independent accountants.

(xii)

Altima shall not (A) make, change or rescind any material tax election, (B) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law), (C) settle any material Tax claim or assessment, (D) surrender any right or claim to a Tax refund, or (E) amend any of its transfer pricing policies.

(xiii)

Altima shall not take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) any take-over Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Altima) or any action taken thereby including any take-over bid, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom. Altima shall not enter into any confidentiality or standstill agreement except as permitted by Section , amend, release any third party from its obligations or grant any consent under any confidentiality or standstill provision or fail to fully enforce any such provision.

(xiv)

Altima shall not take or fail to take any action which would cause any of Altima's representations or warranties hereunder to be untrue in any respect or would be reasonably expected to prevent or materially impede, interfere with or delay the Arrangement or which would cause the conditions set forth in Section  not to be satisfied.

(xv)

Altima shall not amend, modify or terminate any insurance policy in effect on the date of this Agreement, except for scheduled renewals of any insurance policy in effect on the date hereof in the ordinary course of business consistent with past practice.

(xvi)

Altima shall not (A) cancel any material indebtedness, or (B) waive, transfer, grant or release any claims or potential claims of material value.

(xvii)

Altima shall not enter into any recognition agreement, collective agreement, works council agreement or similar agreement with any trade union or representative body.

(b)

Altima shall promptly advise UNE in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Altima contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date) in any material respect;

(ii)

of any Material Adverse Effect on Altima or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Altima; and

(iii)

of any material breach by Altima of any covenant, obligation or agreement contained in this Agreement.

(c)

Altima shall use its commercially reasonable efforts to perform all obligations required to be performed by Altima under this Agreement, cooperate with UNE in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Altima shall:

(i)

use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in  hereof;

(ii)

as soon as practicable apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals required to be obtained by Altima in order for Altima to consummate the transactions contemplated hereby and, in doing so, to keep UNE reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate Regulatory Approvals, including, but not limited to, providing UNE the opportunity to be present for all communications with any Government Entity and providing UNE with copies of all related applications and notifications, in draft and final form, in order for UNE to provide its reasonable comments and all such applications and notifications shall be subject to the prior approval of  UNE, acting reasonably;

(iii)

carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Altima with respect to the transactions contemplated hereby and by the Arrangement;

(iv)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby; and

(vi)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Altima in connection with the transactions contemplated hereby.

5.3

Access to Information

(a)

Subject to Section  and applicable Laws, upon reasonable notice to the chief executive officer of UNE or Altima, as applicable, each of UNE and Altima shall (and shall cause each of its Subsidiaries and their respective representatives, officers, directors, employees and agents to) afford the officers, employees, and other authorized representatives and advisors (including financial advisors, counsel & accountants) (collectively the "Representatives") of the other party access, during normal business hours from the date of this Agreement and until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with , to its respective properties, books, contracts and records, as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of UNE and Altima, as applicable.  During such period, UNE and Altima, as applicable, shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning UNE’s or Altima’s, as the case may be, and its Subsidiaries’ business, properties and personnel as is reasonably requested.

(b)

Altima and UNE acknowledge that certain information received pursuant to Section  will be non-public or proprietary in nature and as such will be deemed to be "Confidential Information" for purposes of the Confidentiality Agreement. Altima and UNE further acknowledge their obligation to maintain the confidentiality of such Confidential Information in accordance with the Confidentiality Agreement.  If any material is withheld by Altima or UNE or their respective Subsidiaries because of the confidential nature of such material, or otherwise, each shall inform the other as to the general nature of what is being withheld.

5.4

Indemnification

Altima agrees that all rights to indemnification existing as of the date of this Agreement for acts or omissions occurring on or prior to the Effective Time in favour of the directors or officers of UNE as provided in its constating documents or in written contracts in effect on the date of this Agreement, shall survive the Arrangement and shall continue in full force and effect until the earlier of the expiration of the applicable statute of limitations with respect to any claims against directors or officers of UNE arising out of such acts or omissions and the sixth anniversary of the Effective Date, and Altima hereby assumes, effective upon consummation of the Arrangement, all such liability with respect to any matters arising prior to the Effective Time.

5.5

Covenants Regarding Non-Solicitation

Subject to Section , from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with , UNE agrees that it will not, directly or indirectly, and will not authorize or permit any Representative thereof to, directly or indirectly:

(a)

solicit, initiate, encourage, engage in or respond to any inquiries or proposals regarding any Acquisition Proposal,

(b)

encourage or participate in any discussions or negotiations regarding any Acquisition Proposal,

(c)

agree to, approve or recommend an Acquisition Proposal, or

(d)

enter into any agreement related to an Acquisition Proposal;

provided, however, that, subject to Section 5.6, nothing shall prevent UNE from considering, negotiating, approving and recommending to its shareholders any Acquisition Proposal received after the date hereof that:  (a) in respect of which the directors of UNE have determined in good faith, after consultation with, and receiving written advice from its financial advisor that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which would, in respect of the party's shareholders receiving such proposal, be superior to the Arrangement from a financial point of view, and if the directors of the Party receiving a bona fide unsolicited Acquisition Proposal determines that such Proposal would, if consummated in accordance with its terms, result in a transaction of greater value to its shareholders than the Arrangement (a "Superior Proposal").  In the event the UNE Board determines that it has received a Superior Proposal, it may provide information to the proponents of the Superior Proposal, their professional advisors and representatives, provided that such parties have entered into a confidential agreement with UNE on terms acceptable to Altima, acting reasonably.

5.6

Right to Accept a Superior Proposal

(a)

UNE shall promptly notify Altima of any Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice shall include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

(b)

UNE or the directors thereof may accept, approve or recommend, and/or enter into any agreement to effect a Superior Proposal if: (i) Altima has been provided with a copy of the document containing such Superior Proposal; (ii) eight Business Days have elapsed from the date on which Altima received notice of the determination of UNE to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal; (iii) Altima has not, within such eight Business Day period, agreed to amend this Agreement so that the consideration hereunder will at least match such Superior Proposal; (iv) if Altima has elected not to match the Superior Proposal, UNE terminates this Agreement pursuant to Section  hereof and makes the payment contemplated by, and in accordance with, Section  hereof.  During the eight Business Day period referred to in Section 5.6(a)(iii), UNE agrees that Altima shall have the right, but not the obligation, to offer to amend the terms of this Agreement.  The board of directors of UNE will review any proposal by Altima to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Altima’s amended proposal upon acceptance by UNE would result in such Superior Proposal ceasing to be a Superior Proposal.  If the board of directors of UNE so determines, it will enter into an amendment agreement to this Agreement with Altima reflecting Altima’s amended proposal.

(c)

Altima and UNE also acknowledge and agree that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 5.5 and the requirement under Section 5.6(b) to initiate an additional eight Business Day notice period.

5.7

Board of Directors of Altima

In conjunction with the completion of the Arrangement, Altima shall appoint Robert Penner and E. Bernard Brauer to its board of directors, effective as of the Effective Time.

5.8

Change of Name of Altima

Altima may propose to its shareholders for consideration and approval at its next annual general meeting a change to its name to a new name to be determined by the directors of Altima, provided that such new name must be acceptable to the TSXV and the Registrar.

5.9

Equity Financing

UNE acknowledges and agrees that Altima is entitled, from the date hereof until the Effective Time, to complete the Equity Financing.

5.10

Proxies Received and Dissent Notices

UNE shall advise Altima:

(a)

as reasonably requested, and if requested on a daily basis on each of the last seven Business Days prior to the UNE Meeting, as to the aggregate tally of the proxies and votes received in respect of the UNE Meeting; and

(b)

of any written notice of dissent, withdrawal of such notice, and any other instruments received by UNE pursuant to the Dissent Rights.

5.11

Closing Matters

Each of Altima and UNE shall deliver, at the Effective Time, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

5.12

Privacy Matters

(a)

Each of UNE and Altima acknowledges that certain information provided to the other party in connection with the transactions contemplated hereunder constitutes Personal Information (the "Disclosed Personal Information"), that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business, or the completion of the Arrangement and that, as contemplated by the terms of the Confidentiality Agreement, such Disclosed Personal Information:

(i)

may not be used for any purpose other than those related to the performance of this Agreement;

(ii)

must be kept strictly confidential and UNE and Altima shall ensure that access to such Personal Information shall be restricted to those Representatives of the recipient of such Personal Information who have a bona fide need access to such information and shall instruct those Representatives to protect the confidentiality of such information in a manner consistent with such party’s obligations hereunder; and

(iii)

upon the expiry or termination of this Agreement, or otherwise upon the request of the disclosing party, the recipient party shall forthwith cease all use of the Disclosed Personal Information acquired by recipient party in connection with this Agreement and will return to the disclosing party or, at the disclosing party’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).

ARTICLE 6
CONDITIONS

6.1

Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the Arrangement shall be subject to the satisfaction of the following conditions on or before the Effective Date:

(a)

the Arrangement shall have been approved by the UNE Shareholders at the UNE Meeting in the manner required by applicable Laws (including any conditions imposed by the Interim Order);

(b)

the Interim Order and the Final Order shall have been obtained in a form and on terms satisfactory to each of Altima and UNE, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)

Altima shall have received all United States state securities or "blue sky" authorizations necessary to issue the Altima Shares and to assume the obligations under, the UNE Options pursuant to the Arrangement;

(d)

no provision of any applicable Laws and no judgment, injunction, order or decree shall be in effect which restrains or enjoins or otherwise prohibits the consummation of the Arrangement of the transactions contemplated by this Agreement;

(e)

the Altima Shares issuable at the Effective Time shall be issued, and the assumption by Altima of UNE’s obligations under the UNE Options pursuant to the Arrangement shall be effected, pursuant to exemptions from the registration and prospectus requirements of applicable Canadian securities Laws and shall be exempt from registration under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act, and the Altima Shares issued under the Plan of Arrangement and issuable upon the exercise or conversion of the UNE Options shall have been conditionally approved for listing on the TSXV;

(f)

the Appropriate Regulatory Approvals shall have been obtained and be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation;

(g)

all other consents, waivers, permits, orders and approvals of any Government Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a criminal offense, or would, individually or in the aggregate, have a Material Adverse Effect on Altima or UNE after the Effective Time, shall have been obtained or received;

(h)

there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Government Entity or pending or threatened any suit, action or proceeding by any Government Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise (i) seeking to prohibit or restrict the acquisition by Altima of any UNE Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from UNE or Altima any damages that are material in relation to UNE and its Subsidiaries taken as a whole, (iii) seeking to prohibit or materially limit the ownership or operation by Altima of any material portion of the business or assets of Altima, UNE or any of their respective Subsidiaries or to compel Altima to dispose of or hold separate any material portion of the business or assets of Altima or UNE or any of their respective Subsidiaries, as a result of the Plan of Arrangement, (iv) seeking to impose limitations on the ability of Altima to acquire or hold, or exercise full rights of ownership of, any UNE Shares, including the right to vote the UNE Shares purchased by it on all matters properly presented to the shareholders of UNE, (v) seeking to prohibit Altima from effectively controlling in any material respect the business or operations of UNE and its Subsidiaries or (vi) imposing any condition or restriction that in the judgment of Altima, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Altima or UNE after the Effective Time;

(i)

UNE Shareholders holding not more than 5.0% of the UNE Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement.

6.2

Additional Conditions Precedent to the Obligations of Altima

The obligations of Altima to consummate the Arrangement shall be subject to the satisfaction of the following conditions (each of which is for the exclusive benefit of Altima and may be waived by Altima) on or before the Effective Date:

(a)

Altima shall have received an opinion from a suitably qualified independent financial advisor acceptable to both Altima and UNE, each acting reasonably, which concludes that the consideration under the Arrangement is fair from a financial point of view to the holders of Altima Shares, which fairness opinion is acceptable to the TSXV for the purposes of obtaining TSXV approval of the Arrangement and is accepted by the Court for the purposes of the Final Order;

(b)

UNE shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by it on or before the Effective Time;

(c)

each of the representations and warranties of UNE under this Agreement shall be true and correct in all material respects on the date of this Agreement and as of the Effective Date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on UNE;

(d)

since the date of this Agreement, there shall have been no Material Adverse Effect with respect to UNE or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on UNE or which would materially and adversely affect the ability of UNE to consummate the transactions contemplated hereby;

(e)

Altima shall have received a certificate of UNE addressed to Altima and dated the Effective Date, signed on behalf of UNE by two authorized signatories of UNE, confirming that the conditions in Sections 6.2(a) (with respect to acceptability to UNE), (b) and (c) have been satisfied.

6.3

Additional Conditions Precedent to the Obligations of UNE

The obligations of UNE to consummate the Arrangement shall be subject to satisfaction of the following conditions (each of which is for the exclusive benefit of UNE and may be waived by UNE) on or before the Effective Date:

(a)

UNE shall have received an opinion from a suitably qualified independent financial advisor acceptable to both Altima and UNE, each acting reasonably, which concludes that the consideration under the Arrangement is fair from a financial point of view to the UNE Shareholders, which fairness opinion is acceptable to the TSXV for the purposes of obtaining TSXV approval of the Arrangement and is accepted by the Court for the purposes of the Final Order;

(b)

Altima shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by it on or before the Effective Time;

(c)

the representations and warranties of Altima under this Agreement shall be true and correct in all material respects on the date of this Agreement and as of the Effective Date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Altima;

(d)

since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Altima or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Altima or which would materially and adversely affect the ability of Altima to consummate the transactions contemplated hereby; and

(e)

UNE shall have received a certificate of Altima addressed to UNE and dated the Effective Date, signed on behalf of Altima by two authorized signatories of Altima, confirming that the conditions in Sections  (with respect to acceptability to Altima), (b) and  have been satisfied.

6.4

Satisfaction of Conditions Precedent

The conditions precedent set out in Sections ,  and  shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1

Amendment

This Agreement may, at any time and from time to time before or after the holding of the UNE Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties hereto and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the parties, including an extension of the Termination Date;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)

waive compliance with or modify any conditions precedent herein contained.

7.2

Termination

(a)

If any condition contained in Sections  or  is not satisfied at or before the Termination Date to the satisfaction of Altima, then Altima may, by notice to UNE terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of Altima arising from any breach by UNE but for which the condition would have been satisfied.

(b)

If any condition contained in Sections  or  is not satisfied at or before the Termination Date to the satisfaction of UNE, then UNE may by notice to Altima terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of UNE arising from any breach by Altima but for which the condition would have been satisfied.

(c)

This Agreement may:

(i)

be terminated by the mutual agreement of UNE and Altima (without any action on the part of the UNE Securityholders);

(ii)

be terminated by either Altima or UNE, if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)

be terminated by Altima (A) if the board of directors of UNE shall have failed to recommend, or has withdrawn, modified, qualified or changed in a manner adverse to Altima, its approval or recommendation of the Arrangement or the Arrangement Resolution by or in any manner which could reasonably be expected to reduce the likelihood of the Arrangement Resolution being approved at the UNE Meeting; or (B) in the event a Superior Proposal is recommended by the board of directors of UNE or accepted by UNE in which case the Termination Fee shall be forthwith paid by UNE to Altima;

(iv)

be terminated by UNE if and only if a Superior Proposal is recommended by the board of directors of UNE or accepted by UNE, subject to compliance with Section  and provided that the Termination Fee required to be paid pursuant to Section  has been paid;

(v)

be terminated by Altima or UNE if the approval of the UNE Shareholders shall not have been obtained by reason of the failure to obtain the required vote on the Arrangement Resolution at the UNE Meeting;

(vi)

be terminated by either Altima or UNE if there is an intentional, wilful or deliberate breach of the covenants in Section 5.5 by the other party, any of its Subsidiaries or any of their respective directors, officers, employees, agents, consultants or any other Representative; or

(vii)

be terminated by Altima if there is an intentional, wilful or deliberate breach of the covenants in Section 5.6 by UNE, any of its Subsidiaries or any of their respective directors, officers, employees, agents, consultants or any other Representative in each case, prior to the Termination Date.

(d)

If the Effective Time does not occur on or prior to end of business on the Termination Date, then this Agreement shall terminate.

7.3

Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section , no party shall have any further liability to perform its obligations hereunder, except for the provisions of this Section  and Sections , , , , , ,  and  of this Agreement; provided that neither the termination of this Agreement nor anything contained in this Section  shall relieve any party from liability for any breach of this Agreement accruing prior to termination.  If it shall be judicially determined that termination of this Agreement was caused by an intentional breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incidental to the negotiation, preparation and execution of this Agreement and related documentation.

7.4

Termination Fee

UNE shall pay Altima $125,000 in immediately available funds to an account designated by Altima, in the circumstances set forth in this Section , at the time that a Superior Proposal is accepted, approved or recommended or an agreement with respect to such Superior Proposal is executed.  The obligation to make any payment required hereunder shall survive any termination of this Agreement. Altima hereby acknowledges that the payment amount set out in this Section  is a payment of liquidated damages which is a pre-estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty.  UNE hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

7.5

Effect of Termination Fee Payment

For greater certainty, the parties hereto agree that upon receipt of payment of the Termination Fee by UNE, Altima shall have no further claim against UNE in respect of the failure to complete the Arrangement in respect of termination due to UNE's receipt of a Superior Proposal, provided that nothing herein shall preclude either party from making a claim against the other for breach of a provision of this Agreement.

ARTICLE 8
GENERAL

8.1

Investigation

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

8.2

Notices

All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)

If to UNE, at:

Unbridled Energy Corporation

301 – 2100 Georgetowne Drive

Sewickley, PA 15143 USA

Attention: J. Michael Scureman

Telecopier No.:  (724) 934-2355

with a copy to:

Bull, Housser & Tupper LLP

Suite 3000, 1055 W. Georgia Street
Vancouver, British Columbia  V6E 3R3
Attention:  David Hunter
Telecopier No.:  (604) 646-2634

(b)

If to Altima, at:

Altima Resources Ltd.
Suite 303, 595 Howe Street
Vancouver, British Columbia V6C 2T5
Attention:  Joe Devries
Telecopier No.:  (604) 718-2808

with a copy to:

DuMoulin Black LLP

10th Floor, 595 Howe Street

Vancouver, British Columbia V6C 2T5

Attention:  Patricia Sandberg

Telecopier No:  (604) 687-8772

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

8.3

Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Arrangement (whether by operation of law or otherwise) without the written consent of the other parties hereto.

8.4

Binding Effect

Subject to Section , this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.5

Third-Party Beneficiaries

Except as set forth in Sections  and , nothing in this Agreement, express or implied, shall be construed to create any third-party beneficiaries.

8.6

Waiver and Modification

UNE and Altima may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

8.7

No Personal Liability

(a)

No director or officer of Altima shall have any personal liability whatsoever to UNE under this Agreement, or any other document delivered in connection with the Arrangement on behalf of a Altima Party.

(b)

No director or officer of UNE or any of its Subsidiaries shall have any personal liability whatsoever to any Altima Party under this Agreement, or any other document delivered in connection with the Arrangement on behalf of UNE.

8.8

Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.9

Expenses

Subject to Section , Altima and UNE agree that all expenses of Altima and UNE directly related to this Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors to Altima and UNE, and printing and mailing costs, shall be paid by the party incurring such expenses, provided that if the Arrangement completes, Altima will assume liability for all costs and expenses of UNE hereto associated with the Transaction that are not otherwise paid by UNE.  In no event shall Altima pay any expenses of the shareholders of UNE.

8.10

Public Announcements and Regulatory Filings or Communications

The initial press release concerning the execution and terms of this Agreement shall be a joint press release and thereafter Altima and UNE agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Arrangement, and no news releases or public statements will be made by either of them without the prior approval of the other, which approval will not be unreasonably withheld or delayed. Notwithstanding the foregoing, both parties have independent disclosure obligations under applicable Laws.  Therefore, after consultation with the other party hereto, either party may make such disclosure as its legal counsel advises is required by applicable Law.  The parties agree to issue jointly a news release with respect to their intention to proceed with this Arrangement as soon as practicable following the execution of this Agreement. Altima and UNE also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

8.11

Governing Laws; Consent to Jurisdiction

This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

8.12

Remedies

The parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

8.13

Time of Essence

Time shall be of the essence in this Agreement.

8.14

Entire Agreement

This Agreement including the agreements and other documents referred to herein constitute the entire agreement among the parties hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto with respect to the matters hereof and thereof.

8.15

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.16

Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the date first written above.

ALTIMA RESOURCES LTD.

“Joe DeVries”
By:

Name:

Joe DeVries

Title:

Director

UNBRIDLED ENERGY CORPORATION

“J. Michael Scureman”
By:

Name:

J. Michael Scureman

Title:

Chief Executive Officer

SCHEDULE A

APPROPRIATE REGULATORY APPROVALS

To be obtained by Altima

•

any required exemption orders from the provincial or territorial securities regulators to permit the resale of Altima Shares by recipients thereof under the Arrangement

•

conditional approval of the TSXV to the Arrangement and the listing of Altima Shares to be issued under the Arrangement

•

any required United States state securities or "blue sky" authorizations necessary to issue the Altima Shares to be issued and to assume the obligations under the UNE Options pursuant to the Arrangement

To be obtained by UNE

•

conditional approval of the TSXV to the Arrangement

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF SHARES OF UNBRIDLED ENERGY CORPORATION (THE "COMPANY") THAT:

A.

The arrangement (as may be modified or amended, the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the "Plan of Arrangement") attached as Appendix "l", to the Management Information Circular of the Company dated , 2009 (the "Information Circular"), is hereby authorized, approved and agreed to.

B.

The Combination Agreement dated as of November 19, 2009 between Altima Resources Ltd. and the Company, as may be amended from time to time (the "Combination Agreement"), the actions of the directors of the Company in approving the Arrangement and the Combination Agreement and the actions of the directors and officers of the Company in executing and delivering the Combination Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

C.

Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the "Court"), the directors of the Company be, and they are hereby, authorized and empowered without further approval of the securityholders of the Company (i) to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Combination Agreement).

D.

Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE C

FORM OF PLAN OF ARRANGEMENT

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

"Altima" means Altima Resources Ltd., a corporation incorporated under the Business Corporations Act (British Columbia);

(b)

"Altima Shares" means common shares in the capital of Altima;

(c)

"Arrangement Resolution" means the special resolution of the UNE Shareholders approving the Plan of Arrangement to be considered at the UNE Meeting, substantially in the form and content of Schedule B annexed hereto;

(d)

"Arrangement" means the arrangement under provisions of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Combination Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

(e)

"BCBCA" means the Business Corporations Act (British Columbia);

(f)

"business day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

(g)

"Combination Agreement" means the Combination Agreement dated as of November 19, 2009, between Altima and UNE, a copy of which has been filed on SEDAR at www.sedar.com, pursuant to which Altima and UNE have proposed to implement the Arrangement, and includes any amendments thereto

(h)

"Court" means the Supreme Court of British Columbia;

(i)

"Depositary" means Computershare Trust Company of Canada, or such other depositary as may be designated by Altima and UNE for the purpose of, among other things, exchanging certificates representing UNE Shares for certificates representing Altima Shares in connection with the Arrangement;

(j)

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.01;

(k)

"Dissenting Shareholders" means UNE Shareholders who have duly and validly exercised their Dissent Rights and whose Dissent Rights have not been terminated or withdrawn;

(l)

"Dissenting Shares" means UNE Shares held by a Dissenting Shareholder;

(m)

"Effective Date" the date upon which all of the conditions to the completion of the Arrangement as set out in Article 6 of the Combination Agreement have been satisfied or waived in accordance with the Combination Agreement and all documents required to effect the Arrangement have been delivered or filed, provided however the Effective Date shall be no later than January 31, 2010 unless extended by agreement of the parties;

(n)

"Effective Time" means 10:00 a.m. (Vancouver Time) on the Effective Date or such other time as may be agreed by the Parties;

(o)

"Final Order" means the final order of the Court, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Parties, each acting reasonably) on appeal;

(p)

"Final proscription date" shall have the meaning ascribed thereto in Section 5.05;

(q)

"Former UNE Shareholders" means, at and following the Effective Time, the UNE Shareholders immediately prior to the Effective Time, including any Dissenting Shareholders;

(r)

"Interim Order" means the interim order of the Court, in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the UNE Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

(s)

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

(t)

"UNE" means Unbridled Energy Corporation, a corporation incorporated under the Business Corporations Act (British Columbia);

(u)

"UNE Meeting" means the special meeting of UNE Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(v)

"UNE Options" means all options to acquire UNE Shares which are outstanding immediately prior to the Effective Time under the UNE stock option plan dated June 12, 2006, as amended and restated on June 30, 2009;

(w)

"UNE Shareholders" means the holders of UNE Shares shown from time to time in the central securities register maintained by or on behalf of UNE in respect of the UNE Shares; and

(x)

"UNE Shares" means the common shares in the capital of UNE.

Section 1.02

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04

Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

Section 1.05

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07

Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01

Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02

Binding Effect

At the Effective Time, this Arrangement shall be binding on Altima, UNE and all Former UNE Shareholders.

ARTICLE THREE
ARRANGEMENT

Section 3.01

Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality, in each case, effective at the Effective Time:

(a)

each UNE Share held by a Dissenting Shareholder shall be transferred by the Dissenting Shareholder to UNE, and such Dissenting Shareholder shall cease to have any rights as a UNE Shareholder, other than the right to be paid the fair value of their UNE Shares as set out in Section 4.01;

(b)

each UNE Share held by a Former UNE Shareholder, other than (i) UNE Shares held by a Dissenting Shareholder (who is entitled to be paid the fair value of its UNE Share, as determined in accordance with Section 4.01) and (ii) UNE Shares held by Altima, shall be transferred by the Former UNE Shareholder to Altima and, in consideration therefor, Altima shall issue to the Former UNE Shareholder Altima Shares on the basis of one fully paid and non-assessable Altima Share for each UNE Share, subject to Section 3.03 and Article 5 hereof;

(c)

with respect to each UNE Share transferred pursuant to Sections 3.01(a) or 3.01(b):

(i)

such Former UNE Shareholder shall cease to be the holder of such UNE Share;

(ii)

such Former UNE Shareholder’s name will be removed from the central securities register for UNE Shares with respect to such UNE Share; and

(iii)

legal and beneficial title to such UNE Share will vest in Altima, and Altima will be and be deemed to be the transferee and legal and beneficial owner of all such UNE Shares and will be entered in the central securities register for the UNE Shares as the sole holder thereof; and

(d)

in accordance with the terms of the UNE Options and the UNE Stock Option Plan, each holder of a UNE Option outstanding immediately prior to the Effective Time shall receive one Altima Share upon the subsequent exercise of such UNE Option in accordance with its terms, in lieu of each UNE Share to which the holder was theretofore entitled upon such exercise and for the same aggregate consideration payable theretofore.

Section 3.02

Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Altima shall deliver or arrange to be delivered to the Depositary certificates representing the Altima Shares required to be issued to Former UNE Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former UNE Shareholders for distribution to such Former UNE Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a Former UNE Shareholder together with certificates representing UNE Shares and such other documents as the Depositary may require, Former UNE Shareholders shall be entitled to receive delivery of the certificates representing the Altima Shares to which they are entitled pursuant to Section 3.01 (b) hereof.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01

Rights of Dissent

Pursuant to the Interim Order, UNE Shareholders may exercise rights of dissent ("Dissent Rights") under Section 238 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to UNE Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered UNE Shareholders to the Arrangement and exercise of Dissent Rights must be received by UNE not later than 4:00 p.m. on the business day that is two (2) business days before the UNE Meeting or any date to which the UNE Meeting may be postponed or adjourned and provided further that UNE Shareholders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid by UNE fair value for their UNE Shares, shall be deemed to have transferred their UNE Shares to UNE in consideration for a debt claim against UNE to be paid the fair value of such shares under the Dissent Rights; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their UNE Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of UNE Shares and shall be entitled to receive only the consideration contemplated in Section 3.01 (b) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

ARTICLE FIVE
DELIVERY OF ALTIMA SHARES

Section 5.01

Delivery of Altima Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding UNE Shares that were exchanged for Altima Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the UNE Shares formerly represented by such certificate under the BCBCA and the articles of UNE and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Altima Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01 (a) hereof, each certificate that immediately prior to the Effective Time represented one or more UNE Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Altima Shares that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02

Lost Certificates

If  any certificate, that immediately prior to the Effective Time represented one or more outstanding UNE Shares that were exchanged for Altima Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Altima Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Altima Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Altima Shares is to be delivered shall, as a condition precedent to the delivery of such Altima Shares, give a bond satisfactory to Altima and the Depositary in such amount as Altima and the Depositary may direct, or otherwise indemnify Altima and the Depositary in a manner satisfactory to Altima and the Depositary, against any claim that may be made against Altima or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of UNE.

Section 5.03

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Altima Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding UNE Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Altima Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Altima Shares.

Section 5.04

Withholding Rights

Altima and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former UNE Shareholder such amounts as counsel may advise is required to be so deducted and withheld by Altima or the Depositary, as the case may be with respect to such payment under any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former UNE Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05

Limitation and Proscription

To the extent that a Former UNE Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six (6) years after the Effective Date (the "final proscription date"), then the Altima Shares that such Former UNE Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Altima Shares to which such Former UNE Shareholder was entitled, shall be delivered to Altima by the Depositary and the certificates shall be cancelled by Altima, and the interest of the Former UNE Shareholder in such Altima Shares to which it was entitled shall be terminated as of such final proscription date.

ARTICLE SIX
AMENDMENTS

Section 6.01

Amendments to Plan of Arrangement

(a)

The parties reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the parties; (iii) filed with the Court and, if made following the UNE Meeting, approved by the Court; and (iv) communicated to UNE Shareholders or Former UNE Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by UNE at any time prior to the UNE Meeting provided that Altima shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by UNE Shareholders voting at the UNE Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the UNE Meeting shall be effective only if: (i) it is consented to in writing by the parties; and (ii) if required by the Court, it is consented to by UNE Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Altima, provided that it concerns a matter that, in the reasonable opinion of Altima, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former UNE Shareholder.

(e)

This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 3.01 in accordance with the terms of the Combination Agreement.

ARTICLE 7
FURTHER ASSURANCES

Section 7.01

Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

Section 7.02

United States Tax Matters

The parties intend to adopt the Combination Agreement and this Plan of Arrangement as a "plan of reorganization" for purposes of the United States Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") and the applicable Treasury Regulations thereunder, and to treat the transactions contemplated by the Combination Agreement and this Plan of Arrangement as a reorganization in accordance with the provisions of Section 368(a) of the U.S. Internal Revenue Code for United States federal income tax purposes.  Except as provided in the Combination Agreement, neither party will take any action that would cause the reorganization not to qualify as a reorganization in accordance with Section 368(a) of the U.S. Internal Revenue Code.  Notwithstanding the foregoing, neither Altima nor UNE makes any representation, warranty or covenant to any other party or to any UNE Securityholder, holder of Altima Shares or other holder of UNE securities or Altima securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.  Altima and UNE acknowledge that Altima, UNE and the UNE Securityholders are relying solely on their own tax advisors in connection with the Combination Agreement and this Plan of Arrangement and related transaction and agreements.